SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

December 23, 2008

09045054

United States Securities and Exchange Commission
100 F Street North East
Washington, District of Columbia
United States 20549

2009 JAN -5 A 8:02

Attn: Mail Stop Room 3628

Re: Sun Entertainment Holding Corporation
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 dated 30 SEP, 2008
- Insider Trading Report for Terry O. Lashman up to 23 FEB, 2007
- Insider Trading Report for Shelby S. Singleton Jr. up to 11 DEC, 2008
- Insider Trading Report for John A. Singleton up to 11 DEC, 2008
- News Release dated 23 OCT, 2008
- News Release dated 06 NOV, 2008
- Early Warning Report for Shelby S. Singleton and John A. Singleton dated 23 OCT, 2008
- Early Warning Report for Shelby S. Singleton and John A. Singleton dated 23 OCT, 2008
- Material Change Report dated 01 OCT, 2008

SUPPL

PROCESSED
JAN 12 2009
THOMSON REUTERS

Sun Entertainment Holding Corporation

Yours truly,

Terry O. Lashman
Encl.

QUARTERLY REPORT
SEPTEMBER 30, 2008

SCHEDULE A:

SCHEDULE B:

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
September 30, 2008 and December 31, 2007
(Prepared by Management)

Schedule A
Exhibit 1

ASSETS:

	30-Sep-08	31-Dec-07
CURRENT ASSETS:		
Cash	$ 709,983	$ 1,022,956
Royalty Reserve Cash	1,064,975	1,534,433
Accounts receivable	78,842	63,985
Inventory	129,362	57,524
Prepaid expenses	1,812	5,687
Total Current Assets	1,984,974	2,684,585
Fixed Assets; less accumulated depreciation of $36,844(2008), $36,395 (2007)	6,546	8,582
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	$ 1,991,520	$ 2,693,167
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 771,616	$ 881,996
Income Taxes Payable	0	347,042
Due to Affiliate	67,903	538,307
Total current liabilities	839,519	1,767,345
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,153,594)	(2,379,773)
	1,152,001	925,822
	$ 1,991,520	$ 2,693,167

Approved by the Directors:

"John A. Singleton" Director

"Terry O. Lashman" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
September 30, 2008
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Sep 30 2008	9 Months Ended Sep 30 2008	3 Months Ended Sep 30 2007	9 Months Ended Sep 30 2007
ROYALTY REVENUES	$ 244,535	$ 1,169,653	$ 281,355	$ 1,857,682
INTEREST AND OTHER REVENUES	120,578	488,332	83,117	196,351
TOTAL REVENUES	365,113	1,657,985	364,473	2,054,033
OPERATING EXPENSES				
Wages	91,019	237,531	57,294	176,408
Outside Services	25,616	73,689	32,105	94,896
Office supplies	8,961	25,236	7,193	18,735
Postage	4,926	8,899	2,505	9,810
Rent	4,387	8,117	1,326	2,785
Auto	5,450	14,667	9,012	19,960
Security	38	2,099	(9)	326
Software	9,300	22,435	3,855	4,821
Copy Machine	275	6,469	252	752
Telephone	2,821	8,964	2,619	8,879
Dues & Subscriptions	3,340	6,338	1,661	4,662
Disposal	1,242	3,523	912	2,867
Copyrights & Trademarks	0	0	0	0
Consulting &Commissions	35,527	60,113	(1,929)	7,090
Product Costs	(1,329)	183,166	34,021	106,111
Royalty Expense	119,059	471,786	125,042	718,625
Travel, entertainment and promotion	19,236	86,458	30,746	79,762
Legal and accounting	35,311	141,522	54,045	199,931
Utilities and taxes	11,065	30,590	(20,130)	22,860
Insurance	8,888	20,846	5,939	18,296
Management fees	15,541	124,108	26,515	83,145
Listing and transfer fees	840	16,207	(657)	12,299
Bank charges and interest	1,955	22,133	1,748	5,738
Amortization of goodwill	905	2,623	(120)	4,336
Repairs and maintenance	1,849	7,782	11,137	17,562
Total operating expenses	406,222	1,585,300	385,082	1,620,656
INCOME (LOSS) FROM OPERATIONS	(41,108)	72,685	(20,610)	433,378
FOREIGN EXCHANGE	(1)	(0)	0	0
EARNINGS (LOSS) FOR THE PERIOD	(41,107)	72,686	(20,610)	433,378
DEFICIT, BEGINNING	(2,112,487)	(2,226,280)	(2,374,867)	(2,828,855)
DEFICIT, ENDING	$ (2,153,594)	$ (2,153,594)	$ (2,395,477)	$ (2,395,477)
EARNINGS (LOSS) PER SHARE	($0.01)	$0.01	($0.01)	$0.04

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
September 30, 2008
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Sep 30 2008	9 Months Ended Sep 30 2008	3 Months Ended Sep 30 2007	9 Months Ended Sep 30 2007
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ (41,107)	$ 72,686	$ (20,610)	$ 433,378
Amortization of goodwill, a charge not involving cash				
	(41,107)	72,686	(20,610)	433,378
Net change in non-cash working capital balances relating to operations	671,579	855,117	286,594	447,352
	(712,686)	(782,431)	(307,204)	(13,974)
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(712,686)	(782,431)	(307,204)	(13,974)
CASH AT BEGINNING OF PERIOD	2,487,644	2,557,389	2,492,254	2,199,024
CASH AT END OF PERIOD	$ 1,774,958	$ 1,774,958	$ 2,185,050	$ 2,185,050

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

1. NATURE OF OPERATIONS

The Company is engaged principally in receiving royalties for use of its master recordings and the merchandising of recorded music and memorabilia. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at September 30	1.0641	1.0055
Average rate for the period	1.0352	1.0858

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant accounting policies followed by the Company in preparation of these consolidated financial statements, are summarized below. The differences between Canadian GAAP and those generally accepted in the United States are discussed in Note 14 to these consolidated financial statements. All amounts are reported in Canadian dollars unless otherwise stated.

b) Principles of consolidation

These financial statements include the accounts of the Company, which was incorporated in British Columbia, Canada is and listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

c) Inventory

Inventory consists of retail merchandise including CD recorded music and various consumer memorabilia products promoting the Sun logo. Inventory is stated at the lower of cost using the first-in, first-out inventory method or net realizable value.

d) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because revenue earned from most royalty arrangements

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

cannot be reasonably quantified prior to actual receipt and collectability of this revenue cannot be assured until it is actually received.

Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale or other arrangement exists, the amount is determinable and collection is reasonably assured.

e) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if those advances are not recovered through royalties earned by the artist during the year.

f) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company as of January 1, 2005 because the financial position of the subsidiary, which uses the U.S. dollar as its functional currency, is such that it is not financially dependant on or integrated with the parent company. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The exchange gains and losses arising from the translation of the U.S. subsidiary are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders' equity.

g) Long-lived assets

The Company reviews its long-lived assets for impairment at least annually or whenever changes in events or circumstances indicate that the carrying amount may not be recoverable. Assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. The Company's long-lived assets consist of equipment, and to December 31, 2007 no impairment losses have been recognized.

h) Earnings per share

Earnings per share computations are based upon the weighted average number of shares outstanding during the year. As the Company has a simple share structure without stock options or other potentially dilutive instruments only basic earnings per share are presented in these financial statements.

i) Income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for temporary differences between the financial statement carrying amounts and tax basis for various assets and liabilities using enacted tax laws and rates applicable to the periods in which these differences are expected to affect taxable income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the valuation of inventory, recognition of artists' royalty accruals payable and artist royalty expense due to frequent necessary litigation by artists or their estates, recognition of royalty revenues due to the uncertainty over their calculation and timing of receipt, valuation allowances for future income tax assets, amortization and allowances for doubtful accounts receivable.

k) Cash and equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash and equivalents are carried at cost, plus accrued interest, which approximates market value.

l) Stock-based compensation

The Company uses the fair value method in accounting for stock-based compensation and other stock-based payments in accordance with CICA Handbook section 3870. The fair values of any stock-based awards or stock-based payments are expensed over the vesting period. As of December 31, 2007 and 2006 the Company has no stock-based award plans and has not made any stock-based payments.

m) Short-term investments

Short-term investments consist of term deposits held with financial institutions and are classified as held for trading. Short-term investments are recorded at cost plus accumulated interest which approximates fair market value.

n) Variable Interest Entities

Variable interest entities ("VIE") are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company does not currently have any variable interest entities.

o) New Accounting Standards

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 *Comprehensive Income*

Section 3251 *Equity*

Section 3855 *Financial Instruments – Recognition and Measurement*

Section 3861 *Financial Instruments – Disclosure and Presentation*

Section 3865 *Hedges*

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company's cumulative transaction adjustment was reclassified to other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

On January 1, 2007, the Company also adopted CICA Section 1506 *Accounting Changes*, which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these consolidated financial statements. The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

p) Recent Accounting Pronouncements

CICA Section 1400 *General Standards of Financial Statement Presentation* provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. On January 1, 2008 the Company will adopt this standard and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 1535 *Capital Disclosures* establishes standards for the disclosure of the Company's objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. On January 1, 2008 the Company will adopt this standard, and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3031 *Inventories* contains expanded guidance related to cost measurement and disclosure requirements. On January 1, 2008 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3064 *Goodwill and Intangible Assets* replaces Section 3062 *Goodwill and Intangible Assets*, and Section 3450 *Research and Development Costs*, which also resulted in amendments to related guidance contained in AcG-1 1 *Enterprises in the Development Stage* and Section 1000 *Financial Statement Concepts*. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2009.

CICA Section 3862 *Financial Instruments - Disclosures* and Section 3863 *Financial Instruments - Presentation* replaces Section 3861 *Financial Instruments - Disclosure and Presentation*. These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. On January 1, 2008 the Company will adopt this standard and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company's consolidated financial statements.

3. FINANCIAL INSTRUMENTS

Fair Values

The carrying value of cash, accounts receivable, accounts payable, due to related parties, and the current portion of note payable approximates their fair values due to the immediate or short-term maturity of these financial instruments. The fair value of the short term investments is estimated at cost plus accumulated interest.

a) Foreign Exchange Currency Risk

The Company's financial instruments are substantially all denominated in U.S. dollars, and the U.S. dollar based operations of the Company's subsidiary are converted into Canadian dollars as the reporting currency in these financial statements (see Note 2(f)). Fluctuations in the exchange rates between U.S. and Canadian dollar could have a material effect on the Company's business and on the reported amounts in the Company's financial instruments.

b) Credit and Interest Rate Risks

In management's opinion, the Company is not exposed to significant credit or interest rate risks

c) Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

The Company has classified its cash and equivalents and short-term investments as held-for-trading. Accounts payable and amounts due to related parties are classified as other liabilities.

4. GOODWILL

	2008	2007
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment provision	(147,535)	(147,535)
	$ 0	$ 0

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	$	$
Balance Sheet:		
Accounts payable to companies controlled by directors	0	0
Advances from directors	0	0
Due to companies controlled by directors	67,903	466,653
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	55,417	94,254

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at September 30, 2008 and 2007	11,921,679	$ 3,298,095

7. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

		2007	2006	2005
Income tax expense at the combined U.S. federal and state statutory tax rate of 35%	$	381,770 $	365,201	$
Utilization of accumulated tax losses carried forward		(61)	(35,859)	(70,430)
Reduction for effect of lower marginal tax rates		(26,505)	(11,823)	–
Differences between financial statement expenses and tax deductible expenses		7,689	(7,381)	
Provision for income taxes at effective rate	$	362,893	310,138 $	–

Sun Entertainment Holding Corporation has Canadian tax losses of approximately $22,995 available to offset future taxable income. These losses expire after the 2008 year-end.

7. INCOME TAXES (continued)

The significant components of the Company's potential future tax assets are comprised of differences between the financial statement and tax basis of the following items:

		2007	2006	2005
Canadian tax losses		$7,243 $	7,905$	86,146
US tax losses				9,940
Differences for depreciable equipment		(1,448)	(1,573)	571
Differences for exploration expenses		36,646	39,697	42,187
		42,441	46,029	138,844
Less valuation allowance		(42,441)	(46,029)	(138,844)
Net carrying amount	$	–$	–$	–

8. ECONOMIC DEPENDENCE

Approximately 55% of the Company's sales are made to three customers. (2006 - 42% to two customers) The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

9. CONTINGENCIES

From time to time, the Company is involved in various complaints claims and litigation arising in the ordinary course of its business. These claims relate primarily to disputes over royalties payable, defence of the Company's intellectual property rights, trademarks, and name. At any time the Company may be pursuing one or more of such actions and any expense related to them are expensed as incurred. Expenses relating to settlement of royalty claims are accrued based on management's estimate of the most likely outcome of such claims and are revised as more information is attainable or as claims are settled. The Company is defending an action which claims additional artists' royalties due for certain artists in past years. A provision for the cost of resolving this matter has been included in accrued liabilities. Management expects that this matter will be settled at the cost provided for in accrued liabilities, however due to the inherent uncertainties of this claim; the ultimate resolution of this matter could result in costs in excess of those currently provided for.

10. COMMITMENTS

The Company leases certain equipment and an automobile under long-term leases. The leases expire at varying dates to December 31, 2012.

The premises lease is renewed on a year-to-year basis. (Note 5)

The Company entered into a non-competition agreement with a director for a five-year term commencing October 31, 2007. The Company is committed to annual payments to the director under the agreement of $86,064 (denominated in US$87,100).)

10. COMMITMENTS

(continued) The commitments over the next five years are as follows:

2008	$	98,597
2009		98,597
2010		93,297
2011		87,996
2012		73,169

11. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc.; accordingly, the Company is considered to be in a single line of business and the Company operates in primarily one geographic segment, being North America. Consequently no segmented information has been provided.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principals generally accepted in the United States ("US GAAP"). There were no material differences between Canadian and US GAAP in these consolidated financial statements for the years ending December 31, 2007, 2006 and 2005.

Recent US GAAP Pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133.* SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to result in a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Accounting Pronouncements (continued)

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations*. SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51*. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements". The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Accounting Pronouncements (continued)

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

SCHEDULE C
EXHIBIT 6

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2008

DISCLAIMER
This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2007 as well as the unaudited interim consolidated financial statements and notes for the nine months ended September 30, 2008.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS
The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy, Time-Life Music and from digital download companies Apple iTunes and eMusic in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials and sums received from sales of merchandise that features the Company's logo.

OVERALL PERFORMANCE

Revenues
Revenues for the nine month period ending September 30, 2008 were $1,657,985 down 19% compared to $2,054,033 for the same period of 2007. Royalty and license fee revenues for the current period were $1,169,653 compared to $1,857,682 for the same period of 2007, which is a 37% decrease. Sales of merchandise containing the Sun Records logo and artists names and likeness was $378,000, which was an increase of more than three fold during the current period over the same period in 2007 due to a major purchase by a national restaurant/gift shop chain.

During the current period, sixty nine (69%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining thirty one (31%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), SonyBMG Music (the music partnership of Bertelsmann Company and Sony Music Entertainment), Madacy Entertainment and Time-Life Music (a Direct Holdings America company). Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for sixteen (16%) percent of the total royalty revenues received by the Company and this compares to eight (8%) for the same period in 2007. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers) for the nine month period ending September 30, 2008 were $654,952 compared to $729,236 for the same period of 2007. Decreased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused a decrease in the royalty expense portion of cost of goods sold and increased purchases of Sun logo enhanced merchandise caused an increase in the merchandise portion of cost of goods sold.

Expenses
Overhead for the nine month period ending September 30, 2008 was $930,348 compared to $891,420 for the same period of 2007.

Statement of Operations & Deficit
The earnings for the nine month period ending September 30, 2008 were $72,686 compared to $433,378 for the same period of 2007. The decrease in earnings was due to the decrease in royalty revenues, increase in overhead and the decline of the value of the US dollar against the Canadian dollar.

Finance & Cash Flow
Cash used in operating activities during the nine month period ending September 30, 2008 was $1,086,111 compared to $1,057,568 for the same period of 2007. The increase in cash usage was primarily due to the billing terms for merchandise purchased during the current period and the increase in expenses such as wages and software.

No cash was used in investing activities during the nine month period ending September 30, 2008 or for the same period of 2007.

There were no financing activities during the nine month period ending September 30, 2008 or for the same period of 2007.

Worldwide online music sales in 2007 increased by 40% over those in 2006 to about US$3 billion and accounted for an estimated 15% of the global music market, but overall music sales fell about 10% as compared to 2006 to approximately US$17.6 billion at the retail level in 2007, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). In the United States, the world's largest market for music, the Nielsen SoundScan, which tracks point-of-purchase sales, reported that "album" sales in 2007 plunged 15% from sales in 2006. Online sales in the United States saw a surge of 45% over digital sales in 2006.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. "Mystery Train", as performed by Little Junior's Blue Flames, was used in an episode of the HBO series, "The Wire" and "Chapel of Love", as performed by the Dixie Cups, was used in the popular NBC series, "Las Vegas". "You Win Again", as performed by Jerry Lewis, was included in the feature film "Walker Payne". Agreements were finalized with Time-Life Music for the release of a special Johnny Cash CD and a special Jerry Lee Lewis CD in the current period. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company

directly and by licensees of the Company to wholesalers and retailers. During the current period, the Company shipped a substantial order of T-shirts containing designs utilizing a combination of the Sun logo and the likeness of Elvis Presley to a major chain whose units combine a restaurant with a nostalgic gift shop. The Company is currently exploring other similar opportunities with companies in different industries. Sun/Elvis merchandise can be seen and ordered through a special website, www.sunelvis.com. The Company finalized an agreement during the current period to utilize the name and likeness of original Sun recording artist Jerry Lee Lewis with the Sun Records logo on merchandise that will be marketed by the Company. The initial Jerry Lee Lewis/Sun merchandise was manufactured and sold during the third quarter of 2008.

SELECTED ANNUAL INFORMATION

	2007	2006	2005
Revenues	$3,371,584	$3,094,603	$1,728,959
Cost of sales	$1,202,007	$1,190,455	$ 600,773
Gross profit	$2,169,577	$1,904,148	$1,128,186
% Gross profit	64.35%	61.53%	65.25%
Expenses	$ 1,244,682	$1,009,399	$ 932,542
Net Earnings (Loss)	$ 562,002	$ 894,749	$ 195,644
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.05	$ 0.08	$ 0.02
Total assets	$2,693,167	$2,300,251	$ 1,144,686
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2008	2008	2008	2007	2007	2007	2006	2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	365,113	896,498	396,374	1,232,832	364,473	1,221,640	467,920	939,281
Net Earnings (Loss)	(41,107)	337,530	(223,737)	128,625	(20,610)	403,913	50,074	(91,405)
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	(0.01)	0.03	(0.02)	0.011	(0.002)	0.034	0.004	(0.01)

LIQUIDITY AND RISKS

As at September 30, 2008, the Company had a working capital excess of $1,145,455 compared to a working capital excess of $920,878 as at December 31, 2007, the end of the Company's last completed fiscal year. The increased excess was a direct result of the increased inventory, decrease in due to affiliate and decrease in income taxes payable and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

		2007		2008
Balance Sheet:				
Accounts payable to companies controlled by directors	$	0	$	0
Advances from directors		0		0
Due to companies controlled by directors		67,903		466,653
Statement of Operations:				
Management fees incurred to a company controlled by a director		18,000		18,000
Royalties incurred to company controlled by a director (Note 2)		55,417		94,254

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 Comprehensive Income

Section 3251 Equity

Section 3855 Financial Instruments – Recognition and Measurement

Section 3861 Financial Instruments – Disclosure and Presentation

Section 3865 Hedges

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company's cumulative transaction adjustment was reclassified to other

comprehensive income. There were no other opening adjustments recorded on the adoption of these standards. On January 1, 2007, the Company also adopted CICA Section 1506 *Accounting Changes*, which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

CORPORATE DISCLOSURE

The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2007 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2007. This evaluation was performed by the Chief Executive Officer and Chief Financial Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at www.sedar.com or the Company's web site at www.sunrecords.com.

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John A. Singleton, Chief Financial Officer for **Sun Entertainment Holding Corporation,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation**(the "Issuer") for the interim period ending **September 30, 2008;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **November 29, 2008**

"John A. Singleton"
John A. Singleton
CFO

2009 JAN -5 A 8:03

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Shelby S. Singleton Jr., President and Chief Executive Officer for **Sun Entertainment Holding Corporation,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation** (the "Issuer") for the interim period ending **September 30, 2008;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **November 29, 2008**

"Shelby S. Singleton Jr."
Shelby S. Singleton Jr.
President & CEO

Insider Information by Issuer - View Results

2008-12-23 16:50 ET

Issuer name : **sun entertainment holding corporation (Starts with)**
Date range : **January 1, 1998 - December 23, 2008**

Legend: Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Issuer Name: Sun Entertainment Holding Corporation

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
Insider Name: Lashman, Terry Ojmar					
Insider Relationship: 4 - Director of Issuer					
Ceased to be Insider: Not Applicable					
2007-02-23	Common Shares	Cancom International Trading Ltd.	548,642		
2006-09-13	Common Shares	RRSP	31,000		
Insider Name: Singleton Jr., Shelby S.					
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2005-08-31	Common Shares		1,300,000		
2008-12-11	Common Shares	Andsome Management	1,536,475		
Insider Name: Singleton, John A.					
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2005-08-31	Common Shares		763,200		
2008-12-11	Common Shares	Andsome Management	2,073,275		

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities

SHELBY S. SINGLETON AND JOHN A. SINGLETON

NEWS RELEASE, OCTOBER 23, 2008

ACQUISITION OF SECURITIES OF SUN ENTERTAINMENT HOLDING CORPORATION

Between July 21, 2008 and October 17, 2008, Shelby S. Singleton and John A. Singleton (the "Offerors") each acquired 196,000 Common Shares of Sun Entertainment Holding Corporation (the "Issuer"). The Offerors, President and a Director and Vice President and a Director of the Issuer respectively, acquired the shares in the open market.

As a result, the Offerors have each increased their ownership of Common Shares from 2,568,975 to 2,764,975. As a result of the acquisition outlined above, the Offerors ownership of Common Shares of the Issuer has each increased from 21.5% to 23.2%.

The Offerors acquired the securities for investment purposes and as principals of the Issuer will continue to acquire securities of the Issuer from time to time.

A copy of the early warning report discussing this transaction can be obtained from the Offerors by contacting the number below.

For further information, contact Shelby S. Singleton or John A. Singleton, Nashville, TN at 615-385-1960.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OF THIS RELEASE

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 03.08
November 06, 2008

12G3(B)#82-1776
Standard & Poor's Listed

RESIGNATION OF SECRETARY

Sun Entertainment Holding Corporation (the "Company") announces that Gary G. Liu has resigned as the Company's Secretary. Mr. Liu remains on the board of directors of the Company.

About Sun Entertainment Corporation

Sun Entertainment Corporation (SEC), based in Nashville, Tennessee, is a wholly owned subsidiary of Sun Entertainment Holding Corporation (SEHC), a publicly traded entity. SEHC/SEC owns the trademarks associated with the legendary Sun Records label that originated in Memphis, Tennessee with producer Sam Phillips. The Company, internationally recognized for rock-n-roll and the evolution of rockabilly is involved in merchandising and management of its vast catalog of approximately 8000 master recordings, with artists including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others.

Official web site: www.sunrecords.com or www.sunrecords.info

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960.

On behalf of the Board of Directors
"TOL"
Terry O. Lashman
Director

The TSX Venture Exchange has neither approved nor disapproved this announcement

EARLY WARNING REPORT PURSUANT TO
SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 176 OF THE *SECURITIES ACT* (ALBERTA)
NATIONAL INSTRUMENT 62-103

1. **Name and address of offeror:**

Shelby S. Singleton and John A. Singleton
3106 Belmont Boulevard
Nashville TN, 37212

2. **The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

Between July 21, 2008 and October 17, 2008, Shelby S. Singleton and John A. Singleton (the "Offerors") each acquired 196,000 Common Shares of Sun Entertainment Holding Corporation (the "Issuer"). The Offerors, President and a Director and Vice President and a Director of the Issuer respectively, acquired the shares in the open market.

As a result, the Offerors have each increased their ownership of Common Shares from 2,568,975 to 2,764,975. As a result of the acquisition outlined above, the Offerors ownership of Common Shares of the Issuer has each increased from 21.5% to 23.2%.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

After giving effect to the transactions giving rise to this Report, the Offerors beneficially each own 2,764,975 Common Shares (including direct and indirect holdings) of the Issuer. The Offerors ownership of Common Shares has each increased from 21.5% to 23.2%.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

(a) **the offeror, either alone or together with any joint actors, has ownership and control:**

After giving effect to the transaction giving rise to this Report, the Offerors beneficially own 2,764,975 Common Shares each (including direct and indirect holdings) of the Issuer. The Offerors ownership of Common Shares has each increased from 21.5% to 23.2%.

(b) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

N/A

(c) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

N/A

5. **The name of the market in which the transaction or occurrence that gave rise to the news release took place:**

The transactions were undertaken in the open market (the TSX Venture Exchange).

6. **The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:**

The Offerors acquired the securities for investment purposes and as principals of the Issuer will continue to acquire securities of the Issuer from time to time.

7. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that give rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

N/A

8. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

N/A

9. **The names of any joint actors in connection with the disclosure required by this report:**

N/A

10. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:**

N/A

11. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

N/A

12. **If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:**

N/A

DATED this 23rd day of October, 2008.

"Shelby S. Singleton "
Shelby S. Singleton

"John A. Singleton"
John A. Singleton

EARLY WARNING REPORT PURSUANT TO
SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 176 OF THE *SECURITIES ACT* (ALBERTA)
NATIONAL INSTRUMENT 62-103

1. **Name and address of offeror:**

Shelby S. Singleton and John A. Singleton
3106 Belmont Boulevard
Nashville TN, 37212

2. **The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

Between July 21, 2008 and October 17, 2008, Shelby S. Singleton and John A. Singleton (the "Offerors") each acquired 196,000 Common Shares of Sun Entertainment Holding Corporation (the "Issuer"). The Offerors, President and a Director and Vice President and a Director of the Issuer respectively, acquired the shares in the open market.

As a result, the Offerors have each increased their ownership of Common Shares from 2,568,975 to 2,764,975. As a result of the acquisition outlined above, the Offerors ownership of Common Shares of the Issuer has each increased from 21.5% to 23.2%.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

After giving effect to the transactions giving rise to this Report, the Offerors beneficially each own 2,764,975 Common Shares (including direct and indirect holdings) of the Issuer. The Offerors ownership of Common Shares has each increased from 21.5% to 23.2%.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

(a) **the offeror, either alone or together with any joint actors, has ownership and control:**

After giving effect to the transaction giving rise to this Report, the Offerors beneficially own 2,764,975 Common Shares each (including direct and indirect holdings) of the Issuer. The Offerors ownership of Common Shares has each increased from 21.5% to 23.2%.

(b) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

N/A

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The transactions were undertaken in the open market (the TSX Venture Exchange).

6. The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

The Offerors acquired the securities for investment purposes and as principals of the Issuer will continue to acquire securities of the Issuer from time to time.

7. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that give rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

N/A

8. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A

9. The names of any joint actors in connection with the disclosure required by this report:

N/A

10. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

N/A

11. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

N/A

12. If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

N/A

DATED this 23rd day of October, 2008.

"Shelby S. Singleton "
Shelby S. Singleton

"John A. Singleton"
John A. Singleton

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Sun Entertainment Holding Corporation
Suite# 702 - 839 West Pender Street
Vancouver, BC, Canada, V6C 3B2
(the "Company")

Item 2. Date of Material Change

State the date of the material change.

October 1, 2008

Item 3. News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated October 1, 2008 was disseminated by Stockwatch and Market News.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the resignation of Gary G. Liu as the Secretary of the Company.

Item 5.1 Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Gary G. Liu resigned as the Secretary of the Company but remains as a Director.

Item 5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7. Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8. Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Shelby S. Singleton, JR., President and Chief Executive Officer of the Company, at (615) 385-1960.

Item 9. Date of Report

October 1, 2008

END